UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of September 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
                 --------------------------------------------------
                    (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                  --------------------------------------------------
                     (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V. (the "Company"), issued on September 4, 2007, announcing that GlaxoSmithKline ("GSK"), working in collaboration with Eurand, Inc., successfully completed a pivotal bioequivalence study for an undisclosed GSK compound developed using Eurand's Microcaps(TM) and Advatab(TM) technologies. The positive results triggered a milestone payment of $1.5 million to the Company.



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                                                                       Exhibit 1
[GRAPHIC OMITTED]



CONTACTS:

Marian Cutler                                     Nick Laudico/Elizabeth Scott
Vice President,                                   The Ruth Group
Corporate Communications                          +1.646-536-7030 / 7014
Eurand                                            nlaudico@theruthgroup.com
+1.267.759.9324                                   escott@theruthgroup.com
Marian.Cutler@eurand.com


   Positive Bioequivalence Study Results Trigger Milestone Payment for Eurand


MILAN, Italy - September 4, 2007 - Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, announced today that GlaxoSmithKline (NYSE:GSK), working in collaboration with Eurand Inc., successfully completed a pivotal bioequivalence study of an undisclosed GSK compound. GSK will make a milestone payment of $1.5 million to Eurand in recognition of this milestone.

The new formulation, using Eurand's Microcaps(TM) and AdvaTab(R) technologies, is designed to dissolve quickly in the mouth without leaving a sour or bitter taste. Eurand could potentially receive milestone payments from GSK totaling up to $42 million for the development of this product. GSK expects to file an NDA in the near future. Under the agreement, and upon approval of the NDA, Eurand will manufacture the product for GSK and receive royalty revenues.

Gearoid Faherty, Chief Executive Officer of Eurand, commented, "We are delighted with the results of the biostudy and are looking forward to GlaxoSmithKline submitting their NDA in the near future."

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase(TM), for the treatment of Exocrine Pancreatic Insufficiency and filed the first segment of its rolling NDA for this product in June 2007. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/ fast-dissolving formulations and drug conjugation.


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Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

Certain statements made in this release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words "potentially", "could", "calls for" and similar expressions will some times identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

                                      ###


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  September 12, 2007                    EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                 ------------------------------
                                                 Manya S. Deehr
                                                 Chief Legal Officer & Secretary